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                             February 17, 2022

       Joseph Flanagan
       President and Chief Executive Officer
       Project Roadrunner Parent Inc.
       434 W. Ascension Way
       6th Floor
       Murray, Utah, 84123

                                                        Re: Project Roadrunner
Parent Inc.
                                                            Draft Registration
Statement on Form S-4
                                                            Submitted February
11, 2022
                                                            CIK No. 0001910851

       Dear Mr. Flanagan:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement and nonpublic draft submissions at least 15 days prior to any road show as that term is defined in Rule 433(h)(4) or, in the absence of a road show, at least 15 days prior to the requested effective date of the registration statement. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact
Katherine Bagley at (202) 551-2545 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Trade & Services
       cc:                                              Alexander M. Schwartz